SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        The United Illuminating Company
-------------------------------------------------------------------------------

                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------

                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 18, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                             (Page 1 of 15 Pages)

CUSIP No. 910637

  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      American Ranger, Inc.
      52-1488240

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
  3   SEC USE ONLY
  4   SOURCE OF FUNDS*

      WC
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                           / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

   NUMBER OF    7   SOLE VOTING POWER
    SHARES          175,500 shares
 BENEFICIALLY       SHARED VOTING POWER
OWNDED BY EACH  8   0 shares
  REPORTING         SOLE DISPOSITIVE POWER
    PERSON      9   157,500 shares
     WITH       10  SHARED DISPOSITIVE POWER
                    0 shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      157,500 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1%

14    TYPE OF REPORTING PERSON*
      CO,HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"), a Connecticut corporation whose principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          American Ranger, Inc.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

          One Commercial Plaza
          Hartford, Connecticut 06103

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a holding company which invests in marketable securities and has several wholly-owned subsidiaries which hold investments in real estate.

     The reporting person is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"). DTCE is a holding company for various Chase family interests. The address of DTCE's principal business and principal office is: One Commercial Plaza, Hartford, Connecticut 06103. David T.
Chase (the husband of Rhoda L. Chase and father of Arnold L. Chase and
Cheryl A. Chase), Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of the reporting person and the directors and, together with John P. Redding, the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold
L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl
A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

          Information required by subsections (a) through (c) of this Item 2 with respect to the executive officers, directors and controlling persons of the reporting person and DTCE, as of the date hereof, is incorporated herein by reference to such information in Schedule I hereto.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors or controlling persons of the reporting person or DTCE has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers, directors or controlling persons of the reporting person or DTCE has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a Delaware corporation. DTCE is a Connecticut corporation. Each of the executive officers and directors of the reporting person and DTCE is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person purchased an aggregate of 157,500 shares of Common Stock in open market transactions from May 7, 1997 through August 21, 1997. All such transactions are set fourth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $4,954,103. The funds to purchase such shares came from the reporting person's working capital.

          Cheryl A. Chase, Executive Vice President, Secretary and director of the reporting person, purchased an aggregate of 24,000 shares of Common Stock in open market transactions from July 28, 1997 through September 25, 1997. All such transactions are set forth on Schedule III hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $857,972. The purchases were made with the personal funds of the purchaser. Arnold
L. Chase, Executive Vice President and director of the reporting person, purchased an aggregate of 170,000 shares of Common Stock in open market transactions from May 6, 1997 through September 25, 1997. All such transactions are set forth on Schedule IV hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $5,311,231. The purchases were made with the personal funds of the purchaser. David T. Chase, the Chairman of the Board of Directors, President and Treasurer of the reporting person is a beneficial owner of the shares purchased by Cheryl A. Chase and Arnold L. Chase. In addition, he is a beneficial owner of shares purchased by Rhoda L. Chase and The Darland Trust (the "Trust"), as follows. Rhoda L. Chase purchased an aggregate of 252,500 shares of Common Stock in open market transactions from May 5, 1997 through September 26, 1997. All such transactions are set forth on Schedule V hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $8,140,196. The purchases were made with the personal funds of the purchaser. The Trust purchased an aggregate of 146,000 shares of Common Stock in open market transactions from May 6, 1997 through August 6, 1997. All such transactions are set forth on Schedule VI hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $4,452,032. The funds to purchase such shares came from the reserves of the Trust.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding the 157,500 shares of Common Stock it owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for the reporting person's shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. David T. Chase, Cheryl A. Chase and Arnold L. Chase are each holding the Common Stock owned by them for investment purposes. Such persons reserve the same rights and may make the same evaluations as the reporting person.

          Other than the above, as of the date hereof, the reporting person, its executive officers, directors and controlling persons do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person owns of record and beneficially 157,500 shares of Common Stock, representing approximately 1.1% of the 14,101,291 shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997). As of the date hereof, DTCE is not the beneficial owner of any Common Stock. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person and DTCE is set forth in Schedule I hereto, which is incorporated herein by reference, and in the following paragraph.

     In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the (i) 24,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding as of June 30, 1997, owned by Cheryl A. Chase, (ii) 252,500 shares of
Common Stock, or 1.8% of the shares of Common Stock outstanding as of June
30, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase and Arnold
L. Chase and the wife of David T. Chase, (iii) 170,000 shares of Common
Stock, or 1.2% of the Common Stock outstanding as of June 30, 1997, owned by Arnold L. Chase, or (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding as of June 30, 1997, owned by the Trust.

     (b) The reporting person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 157,500 shares of Common Stock owned by it.

     Cheryl A. Chase has the sole power to vote and to direct the vote of the 24,000 shares of Common Stock owned by her. Arnold L. Chase has the sole power to vote and to direct the vote of the 170,000 shares of Common Stock owned by him. Cheryl A. Chase and Arnold L. Chase each share the power to dispose or to direct the disposition of their respective shares of Common Stock with David T. Chase.

     David T. Chase does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. David T. Chase shares the power to dispose or to direct the disposition of the (i) 252,500 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 24,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 170,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,00 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Rhoda L. Chase is a citizen of the United States of America. The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, neither Rhoda L. Chase nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rhoda L. Chase nor the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are set forth on Schedule II, which is incorporated herein by reference. All such transactions were effected in the open market. To the reporting person's knowledge, all transactions in the Common Stock effected by or for the benefit of executive officers, directors and controlling persons of the reporting person and DTCE in the past 60 days are set forth on Schedules III-VI, which are incorporated herein by reference. All such transactions were effected in the open market.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

          Each of David T. Chase and, with respect to the (i) 252,500 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 24,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 170,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,00 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by such person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a General Trading Authorization for Securities and/or Options Accounts (each , a "Trading Authorization"), each of Rhoda L. Chase, Cheryl. A. Chase, Arnold L. Chase and the Trust has granted to David
T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which such person or entity holds the Common Stock. Each Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by each Trading Authorization remain effective until terminated by the grantor of such Trading Authorization.

          The foregoing description of the Trading Authorizations is subject to, and is qualified in its entirety by reference to, the forms of Trading Authorizations, which are filed as exhibits to this Schedule 13D.

          David T. Chase manages certain funds on behalf of the Trust. In such capacity and pursuant to the Trading Authorization granted by the Trust, David T. Chase effected the purchase of the shares of Common Stock owned by the Trust and may, in the future, effect the sale of some or all of such shares or effect the purchase of additional shares of Common Stock for the account of the Trust.

          Except as described in this Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d) (3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Form of Trading Authorization granted by Rhoda L. Chase.

     (2)  Form of Trading Authorization granted by Cheryl A. Chase.

     (3)  Form of Trading Authorization granted by Arnold L. Chase.

     (4)  Form of Trading Authorization granted by the Trust.

                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated:    September 26, 1997            American Ranger, Inc.


                                        By: /s/ Cheryl A. Chase
                                           Name: Cheryl A. Chase
                                           Title: Exec. Vice President

                                SCHEDULE I

         Directors and Executive Officers of American Ranger, Inc. and D.T. Chase Enterprises, Inc.


      Name            Residence          Principal        Titles At     Aggregate #
                 or Business Address    Occupation        American     of Shares of   Percentage
                                       or Employment    Ranger, Inc.   Common Stock       of
                                        and Title at                       Owned     Common Stock
                                         D.T. Chase                                      Owned
                                     Enterprises, Inc.
David T. Chase   c/o Chase           Chairman of the   Chairman of the 592,500           4.2%
                 Enterprises         Board of          Board of
                 One Commercial      Directors         Directors,
                 Plaza               and President,    President and
                 Hartford, CT 06103  D.T. Chase        Treasurer
                                     Enterprises, Inc.

Arnold L. Chase  c/o Chase           Executive Vice    Director and    170,000           1.2%
                 Enterprises         President and     Executive
                 One Commercial      Director,         Vice President
                 Plaza               D.T. Chase
                 Hartford, CT 06103  Enterprises, Inc.

Cheryl A.  Chase c/o Chase           Executive Vice    Director,       24,000            0.2%
                 Enterprises         President,        Executive Vice
                 One Commercial      General Counsel   President and
                 Plaza               and Director,     Secretary
                 Hartford, CT 06103  D.T. Chase
                                     Enterprises, Inc.

John P. Redding  c/o Chase           Senior Vice       Vice President   None              0.0%
                 Enterprises         President,
                 One Commercial      David T. Chase
                 Plaza               Enterprises, Inc.
                 Hartford, CT 06103  and
                                     Vice President,
                                     D.T. Chase
                                     Enterprises, Inc.

                                SCHEDULE II

              Transactions in The United Illuminating Company
                   Common Stock by American Ranger, Inc.

      DATE           ACTION           PRICE          SHARES
5/7/97           Buy             26 3/8            20,000
5/8/97           Buy             26 3/8             9,000
5/12/97          Buy             26 1/2             1,000
5/22/97          Buy             27.976            20,000
6/23/97          Buy             29 3/4             7,500
6/25/97          Buy             29.725             2,500
6/26/97          Buy             30.000            15,000
7/21/97          Buy             33.205             4,400
7/21/97          Buy             33.222            15,400
7/22/97          Buy             33.514             5,200
8/4/97           Buy             35.000               600
8/5/97           Buy             35.000             5,000
8/5/97           Buy             34.943            10,900
8/6/97           Buy             34.992             3,000
8/7/97           Buy             35 1/8             3,000
8/8/97           Buy             35 1/8            11,500
8/11/97          Buy             35 1/16            5,300
8/11/97          Buy             35 1/8             9,500
8/12/97          Buy             35 1/4             1,200
8/18/97          Buy             34 3/4               100
8/20/97          Buy             35.000             6,400
8/21/97          Buy             35.000             1,000
                                 TOTAL            157,500

                               SCHEDULE III

              Transactions in The United Illuminating Company
                      Common Stock by Cheryl A. Chase


      DATE           ACTION           PRICE          SHARES
7/28/97          Buy                 34.000           5,000
8/18/97          Buy                 34.902           4,000
8/19/97          Buy                 35.000           2,500
9/18/97          Buy                 36.968           7,500
9/25/97          Buy                 34.479           5,000
                                     TOTAL           24,000

                                SCHEDULE IV

              Transactions in The United Illuminating Company
                      Common Stock by Arnold L. Chase

      DATE           ACTION           PRICE          SHARES
5/6/97           Buy                 26 1/4             9,000
5/7/97           Buy                 26 3/8             9,000
5/7/97           Buy                 26.239             6,000
5/8/97           Buy                 26 3/8             3,000
5/13/97          Buy                 26 3/8             9,666
5/14/97          Buy                 26  1/2            6,567
5/15/97          Buy                 26  1/2            1,667
5/19/97          Buy                 27 3/4             5,100
5/22/97          Buy                 27.976             5,000
5/23/97          Buy                 28.000            10,000
6/20/97          Buy                 29.829            10,000
7/1/97           Buy                 30.729               600
7/7/97           Buy                 32.098             9,400
7/16/97          Buy                 33.986             1,750
7/16/97          Buy                 33.700             4,750
7/18/97          Buy                 33.935             8,500
7/24/97          Buy                 33.489            10,500
7/25/97          Buy                 33.737             3,500
7/28/97          Buy                 34.000             2,500
7/28/97          Buy                 34 1/8            16,000
7/29/97          Buy                 34 1/8               100
8/1/97           Buy                 34.435             4,300
8/1/97           Buy                 34  1/2            2,400
8/4/97           Buy                 35.025            11,400
8/5/97           Buy                 34 15/16             200
8/6/97           Buy                 34.992               100
8/18/97          Buy                 34.902             4,000
8/19/97          Buy                 35.000             2,500
9/18/97          Buy                 36.968             7,500
9/25/97          Buy                 36.479             5,000
                                 TOTAL                170,000

                                SCHEDULE V

              Transactions in The United Illuminating Company
                      Common Stock by Rhoda L. Chase

      DATE           ACTION          PRICE          SHARES
5/5/97           Buy            25 5/8             2,000
5/6/97           Buy            26 1/4             7,000
5/7/97           Buy            26 3/8            10,000
5/7/97           Buy            26.239             5,000
5/8/97           Buy            26 3/8             3,000
5/13/97          Buy            26 3/8             9,668
5/14/97          Buy            26  1/2            6,566
5/15/97          Buy            26  1/2            1,666
5/19/97          Buy            27 3/4             5,100
5/23/97          Buy            28.000            20,000
6/20/97          Buy            29.829             5,000
7/1/97           Buy            30.729               600
7/7/97           Buy            32.098             9,400
7/14/97          Buy            32  1/2            1,500
7/15/97          Buy            32 15/16          13,500
7/23/97          Buy            33.653            10,000
7/24/97          Buy            33.489            15,000
7/28/97          Buy            34 1/8            75,000
8/21/97          Buy            35.000             8,300
8/22/97          Buy            34.993            19,200
9/18/97          Buy            36.968             4,000
9/18/97          Buy            36.800             6,000
9/25/97          Buy            36.479             5,000
9/26/97          Buy            36.946            10,000
                                TOTAL            252,500

                             SCHEDULE VI

           Transactions in The United Illuminating Company
                  Common Stock by The Darland Trust


        DATE      ACTION      PRICE              SHARES

        5/6/97    Buy         26 1/4                 9,000
        5/7/97    Buy         26 3/8                 9,000
        5/7/97    Buy         26.239                 6,000
        5/8/97    Buy         26 3/8                 2,000
        5/13/97   Buy         26 3/8                10,666
        5/14/97   Buy         26  1/2                6,567
        5/15/97   Buy         26  1/2                1,667
        5/19/97   Buy         27 3/4                 5,100
        5/22/97   Buy         27.976                 5,000
        5/23/97   Buy         28.000                10,000
        6/20/97   Buy         29.829                10,000
        7/1/97    Buy         30.729                   600
        7/7/97    Buy         32.098                 9,400
        7/16/97   Buy         33.986                 1,750
        7/16/97   Buy         33.700                 4,750
        7/17/97   Buy         33 15/16               5,000
        7/18/97   Buy         33.935                 3,500
        7/24/97   Buy         33.489                10,500
        7/25/97   Buy         33.737                 3,500
        7/28/97   Buy         34 1/8                16,000
        8/1/97    Buy         34.435                 4,300
        8/4/97    Buy         35.025                11,400
        8/5/97    Buy         34 15/16                 200
        8/6/97    Buy         34.992                   100
                       TOTAL                       146,000